UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

January 15, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Kate Whiting

Re:	Absolute Core Strategy ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Whiting:

Below please find a supplemental response to your comment number 7 with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed September 6, 2019 for the purpose of forming a new series, the Absolute Core Strategy ETF (the “Fund”).

(7)	Comment: Annualized performance is not allowed for prior performance. Please revise the performance chart and send a completed chart with the response letter.

Response: The completed chart is as follows:

ANNUAL RETURNS

(December 31, 2019)

	Accounts (Net)	S&P 500 Net Total Return Index(1)
1999	30.89%	13.43%
2000	7.59%	-9.42%
2001	0.23%	-12.23%
2002	-0.13%	-22.48%
2003	23.84%	27.99%
2004	19.43%	10.21%
2005	8.91%	4.33%
2006	8.84%	15.14%
2007	7.25%	4.90%
2008	-12.07%	-37.45%
2009	18.37%	25.55%
2010	8.20%	14.37%
2011	6.36%	1.47%
2012	3.30%	15.22%
2013	15.74%	31.55%
2014	9.75%	12.99%
2015	-1.87%	0.74%
2016	10.61%	11.23%
2017	12.40%	21.09%
2018	-5.06%	-4.95%
2019	18.21%	30.70%

Past performance is not indicative of future results.

(1)	The S&P 500 Index is an unmanaged index generally representing the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Ms. Cassandra W. Esq., Thompson Hine LLP